DNA BRANDS, INC.
                               506 NW 77th Street
                           Boca Raton, Florida, 33487
                                 (954) 978-8401

                                October 25, 2011


Ajay Koduri
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   DNA Brands, Inc.
            Registration Statement on Form S-1
            File No. 333-176001

     DNA Brands, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to October 27, 2011, 4:00 p.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very Truly Yours,

                                     /s/ Melvin Leiner
                                     --------------------------------------
                                     Melvin Leiner, Principal Financial and
                                     Accounting Officer

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